UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-10177

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 401(K) Profit Sharing Plan and Trust

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Applica Incorporated, 5980 Miami Lakes Drive, Miami Lakes, Florida 33014

Required Information
SIGNATURES
CONSENT OF GRANT THORNTON LLP

Required Information

1.     The audited Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001, and the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and December 31, 2001, together with the notes to such financial statements and the report of Grant Thornton LLP, independent public accountants, are contained in Schedule 1 to this Annual Report.

2.     The Supplemental Schedule of Assets held for Investment Purposes for the year ended December 31, 2002.

3.     The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23 to this Annual Report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Applica Incorporated 401(k) Profit Sharing Plan and
Trust
Date: June 25, 2004
/s/ Terry Polistina

By: Terry Polistina, Senior Vice President and Chief
Financial Officer of Applica Incorporated

Applica Incorporated

401(K) Profit Sharing Plan and Trust

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Applica Incorporated 401(K) Profit Sharing Plan and Trust

Independent Auditors’ Report	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule of Assets Held for Investment Purposes	9

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Trustees
Applica Incorporated
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
May 2, 2003

Applica Incorporated
401 (k) Profit Sharing Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2002	2001

Assets
Cash	$—	$430
Investments at fair value	20,262,750	21,952,414
Receivables:
Participants’ contribution receivable	135	89,716
Employer contribution receivable	21,904	42,917

Total receivables	22,039	132,633

Total assets	20,284,789	22,085,477

Liabilities	—	—

Net assets available for benefits	$20,284,789	$22,085,477

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

Years Ended December 31,

	2002	2001

Additions to net assets attributed to:
Interest income	$17,661	$17,825
Net (depreciation) appreciation in fair value of investments	(2,468,799)	284,972

	(2,451,138)	302,797
Contributions
Participants	1,720,727	1,598,384
Employer	823,753	786,766
Rollover	50,443	91,808

	2,594,923	2,476,958

Total additions	143,785	2,779,755
Deductions from net assets attributed to:
Distributions	1,944,473	1,829,335
Other administrative expenses	—	136,774

Total deductions	1,944,473	1,966,109

Net (decrease) increase	(1,800,688)	813,646
Net assets available for benefits
Beginning of year	22,085,477	21,271,831

Net assets available for benefits
End of year	$20,284,789	$22,085,477

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing trusts, and in accordance with the terms of the trust agreement. A description of the Plan and significant accounting policies follows. A more detailed description of the Plan and its provisions appears in the Summary Plan Description.

General

The Plan was established July 1, 1989 and was amended and restated as of January 1, 2001 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Certain summary information relating to the Plan is provided in these footnotes.

Effective January 1, 2002, the Benefits Committee of Applica Incorporated (the “Plan Sponsor”) granted the Plan administrator the powers, duties and responsibilities assigned to the previous trustee. The Plan Sponsor appointed a third-party as a passive trustee of the Plan and assigned to it the powers of holding title to the Plan’s assets.

Eligibility

All employees of Applica Incorporated (the “Company”) are eligible to become participants in the Plan on the later of the first day of any pay period following the completion of 90 days of service and attainment of age 21.

Contributions

Participating employees may contribute to the Plan a percentage of compensation up to a maximum amount which will not cause the Plan to violate the provisions of Section 404 of the Internal Revenue Code. Contributions are invested, at the direction of the participants, in up to 15 funds shown in the supplemental schedule of assets held at end of year.

The Company may make matching or other contributions at its discretion, but these contributions may not exceed the maximum allowable for federal income tax purposes. Such contributions are invested among the 15 funds in the same manner selected by each participant.

(continued)

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES - Continued

Contributions - Continued

The Company provides matching contributions of 100% of the first 3% of employee contributions and 50% of the next 3% contributed, up to a maximum of $4,000 per employee. Employer contributions were $820,300 and $786,766 in 2002 and 2001, respectively.

Participant Accounts and Vesting

Each participant’s contributions, as well as allocations of earnings thereon, are credited to the specific fund or funds selected by the participant. Such amounts are fully vested. Company matching contributions are allocated to the participants’ accounts based on the criteria established for such contributions. Such participant contribution amounts and future earnings thereon are fully vested on the date credited to each participant’s account. Participants are 100% vested immediately on discretionary contributions made by the Company, if any.

Participants’ Loans Receivable

Beginning July 1, 1999, a participant may obtain a loan from the Plan collateralized by the present value of a participant’s vested account balance and mandatory payroll deductions. A loan cannot exceed the lesser of one-half the vested interest of a participant’s account balance or $50,000 and must be at least $1,000. All loans bear a reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rate charged by persons in the business of lending money for loans that would be made under similar circumstances. All loans must be repaid in level payments on at least a quarterly basis up to a five-year period unless it is for the purchase of a primary residence, which allows fifteen years for repayment. Participants’ loans receivable are valued at cost, which approximates fair value.

Tax Status

The Internal Revenue Service has informed the Company by letter dated March 8, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(continued)

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES - Continued

Plan Expenses

Administrative expenses relating to accounting and legal fees are paid by the Company. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

Investments

The Plan’s investments are stated at fair value, using quoted market prices, as determined by the Plan’s trustee, Reliance Trust Company. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and December 31, 2001 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from these estimates made in the preparation of the financial statements.

Risks and Uncertainty

The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially effect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE B - INVESTMENTS

     The following represents investments of five percent or more of the Plan’s net assets:

	December 31,

	2002	2001

Applica Incorporated Common Stock	$1,614,835	$2,124,855
Core Value Equity Fund	—	1,038,691
Capital Preservation Fund	—	6,420,870
Small Cap Core Equity Fund	—	1,505,767
Equity Index Fund	—	4,265,125
Balanced Fund	—	1,023,750
Core Fixed Income Fund	—	2,135,684
Disciplined Value Equity Fund	—	1,694,329
MFS Research Bond Fund	2,315,012	—
MFS Fixed Fund	6,517,975	—
MFS Value Fund	2,271,295	—
Barclays Global Investors S&P 500 Index Fund	2,791,437	—
Fidelity Low Priced Stock Fund	1,715,869	—

     For the years ended December 31, 2002 and 2001 the Plan’s investments (depreciated)/appreciated in value by ($2,468,788) and $284,972, respectively as follows:

	2002	2001

Mutual Funds	$(1,727,424)	$(683,560)
Applica Incorporated Common Stock	(729,375)	968,532

	$(2,468,788)	$284,972

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer contributions.

NOTE D - PARTY IN INTEREST TRANSACTIONS

The plan has considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions. The Plan held investments in Company common stock with a fair value of approximately $1,614,835 and $2,124,855 as of December 31, 2002 and 2001, respectively.

Certain Plan investments include shares of mutual funds managed by the MFS Retirement Services, Inc. (“MFS”). MFS is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid during the year for legal, accounting and other professional services are paid by the Company which amounted to $9,000 for the years ended December 31, 2002 and 2001. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

Applica Incorporated
401 (k) Profit Sharing Plan and Trust

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

		(c)
	(b)	Description of	(d)	(e)
(a)	Identity of Issue	Investment	Cost	Current Value

*	Applica Incorporated Stock Fund	Common Stock	**	$1,614,835
*	MFS Mid Cap Growth Fund	Mutual Fund	**	432,700
*	MFS Total Return Fund	Mutual Fund	**	999,558
*	MFS International New Discovery Fund	Mutual Fund	**	593,034
*	MFS Research Bond Fund	Mutual Fund	**	2,315,012
*	MFS Fixed Fund	Mutual Fund	**	6,517,975
	Massachusetts Investors Growth Stock Fund	Mutual Fund	**	57,142
*	MFS Value Fund	Mutual Fund	**	2,271,295
*	MFS New Discovery Fund	Mutual Fund	**	104,935
	Barclays Global Investors S&P 500 Index Fund	Mutual Fund	**	2,791,437
*	MFS Strategic Value Fund	Mutual Fund	**	205,179
	Money Market Fund	Mutual Fund	**	63,490
	Fidelity Low Priced Stock Fund	Mutual Fund	**	1,715,869
	Fidelity Export and Multinational Fund	Mutual Fund	**	142,993
	Oakmark International Fund	Mutual Fund	**	213,367
*	Participant Loans	Loans (interest	N/A	223,929
		rates ranging from 5.00% to 5.25%)

				$20,262,750

*       Represents a party-in-interest

**     Not applicable as the Plan is participant directed